Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

EYES ON THE GO, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is EYES ON THE GO, INC.

2.	That a Certificate of Amendment
(Title of Certificate Being Corrected)

was filed by the Secretary of State of Delaware on 12/6/2013 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is: (must be specific)

The incorrect par value was listed.

4.	Article sixth of the Certificate is corrected to read as follows:

The total number of authorized shares is now 6,000,000,000 with a par value of $.000001.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 8th day of April, A.D. 2014

By: /s/ Chris Carey
Authorized Officer

Name: Chris Carey
Print or Type

Title: CEO